

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 31, 2013

Via E-mail
Deborah Jordan
Chief Financial Officer
Camden National Corporation
2 Elm Street
Camden, Maine 04843

    **Re:**    **Camden National Corporation
Form 10-K for the period ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the period ended September 30, 2013
Filed November 8, 2013
File No. 001-13227**

Dear Ms. Jordan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 8 - Fair Value Measurement and Disclosure, page 21

1. We note your tabular presentation of the valuation methodology and unobservable inputs for Level 3 assets measured on a non-recurring basis on page 25. Considering the wide range of the unobservable inputs used for impaired loans, please revise future filings to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure.

2. As a related matter, footnote two to this table states that the specific reserve for collateral-dependent impaired loans is determined by any deficit of 75% of collateral value over the

recorded investment.  Please tell us and revise your future filings to clarify how you determine the amount of any specific reserve determined. Please consider providing an example in your response to assist in our understanding.  Additionally, please tell us and revise your future filings to explain the following:

a.  How you determined 75% of the collateral value is a representative measure to record a specific reserve.

b.  We note that you have a 10 – 30% discount on your partially charged-off collateral dependent impaired loans. Compare and contrast how you determine whether to record a specific reserve as compared to a partial charge-off for these collateral-dependent impaired loans based upon a presumed 25% discount applied to the specifically reserved collateral-dependent impaired loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at 202-551-3484 or me at 202-551-3437 if you have any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant